Exhibit 22

STAPLETON ACQUISITION COMPANY COMPLETES TENDER OFFER FOR COMMON STOCK OF SONOMAWEST HOLDINGS, INC.

GREENWICH, CONNECTICUT (May 9, 2011) – Stapleton Acquisition Company (“SAC”) today announced that the subsequent offering period of the previously announced tender offer to purchase all of the outstanding shares of common stock of SonomaWest Holdings, Inc. (SWHI.PK) (“SonomaWest”) not currently owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), expired as of 5:00 p.m., New York City time, on May 6, 2011. All shares that were validly tendered during the subsequent offering period have been accepted for purchase and payment at the offer price of $10.05 per share in cash, without interest and less any applicable withholding taxes, and all holders of these shares will be paid promptly in accordance with the terms of the tender offer.

According to the final report of Continental Stock Transfer & Trust Company, the depositary for the tender offer, as of the expiration of the subsequent offering period, an aggregate of 472,925 shares were validly tendered pursuant to the offer. The shares tendered in the offer, together with the shares of SonomaWest common stock already owned by the Stapleton Group, represent approximately 86% of the outstanding shares of SonomaWest common stock.

SAC intends to acquire all of the remaining outstanding shares of SonomaWest common stock by means of a merger under Delaware law. Since SAC owns less than 90% of the outstanding shares, the “short-form” merger provisions of Delaware law will not be available for the merger. Instead, the merger will be subject to the approval of SonomaWest’s board of directors and to the affirmative vote of a majority of SonomaWest’s outstanding shares of common stock. As a result of the purchase of the shares tendered in the offer, SAC has sufficient voting power to approve the merger without the affirmative vote of any other SonomaWest stockholder. As a result of the merger, each share not tendered in the offer (other than shares owned by the Stapleton Group, or shares, if any, held by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same price of $10.05 per share in cash, without interest and less any applicable withholding taxes, that was paid in the offer. Following the merger, SonomaWest will become a privately-held corporation and shares of SonomaWest common stock will cease to be traded on the over-the-counter “Pink Sheets.” Information regarding the merger will be mailed to SonomaWest stockholders who did not tender their shares in the offer and, following the consummation of the merger, instructions will be mailed to such stockholders outlining the steps to be taken to obtain the merger consideration.

Forward-Looking Statements

The information contained in this press release is as of May 9, 2011. Except as required by law, SAC assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments. Some statements in this release may constitute forward-looking statements. SAC cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the merger.